[redacted]

08027740

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Clemens & Co., Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Marquette Avenue South
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Basil Joseph (612) 758-9141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

7601 France Ave. So., Suite 400	Minneapolis	Minnesota	55435
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Basil Joseph, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Clemens & Co., Incorporated, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PERRY M. HIGHLAND
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2012

Signature

CCO/CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Minneapolis, Minnesota

Financial Statements and Additional Information

Year Ended December 31, 2007 and for the Fifteen Months Ended December 31, 2007

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Financial Statements and Additional Information

Year Ended December 31, 2007 and for the Fifteen Months Ended December 31, 2007

Table of Contents

WIPFLi LLP

Independent Auditor's Report

To the Stockholder
Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Van Clemens & Co., Inc. as of December 31, 2007, and the related statement of income , stockholder's equity, and cash flows for the fifteen months then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Clemens & Co., Inc. as of December 31, 2007, and the results of its operations and its cash flows for the fifteen months then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in the schedules starting on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

February 25, 2008
St. Paul, Minnesota

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statement of Financial Condition

December 31, 2007

Assets		
Cash	$	974,276
Deposit with clearing organization		20,550
Receivable from clearing organization		22,936
Furniture and equipment, less accumulated depreciation of $6,741		981
Prepaid expenses		36,413
Other assets		24,932
TOTAL ASSETS	$	1,080,088
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued commission	$	397,238
Other accrued liabilities		170,178
Total current liabilities		567,416
Stockholder's equity:		
Common shares - Par value $.10 per share		
Authorized - 100,000 shares		
Issued and outstanding - 63,000 shares		6,300
Additional paid-in capital		190,500
Retained earnings		315,872
Total stockholder's equity		512,672
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,080,088

See accompanying notes to financial statements.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statement of Operations

Fifteen Months Ended December 31, 2007

Revenue:	
Commissions	$ 3,994,169
Interest income	94,643
Total revenue	4,088,812
Expenses:	
Commissions and compensation	3,059,304
Communications	162,996
Occupancy	117,319
Regulatory and professional fees	435,753
Other expenses	72,887
Total operating expenses	3,848,259
Net income	$ 240,553

See accompanying notes to financial statements.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statement of Stockholder's Equity

Fifteen Months Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity Total
Balance - October 1, 2006	$ 6,300	$ 190,500	$ 196,119	$ 392,919
Distributions to stockholder	0	0	(120,800)	(120,800)
Net income	0	0	240,553	240,553
Balance - December 31, 2007	$ 6,300	$ 190,500	$ 315,872	$ 512,672

See accompanying notes to financial statements.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statement of Cash Flows

Fifteen Months Ended December 31, 2007

Increase (decrease) in cash:		
Cash flows from operating activities:		
Net income	$	240,553
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,140
Deposit with clearing organization		(1,043)
Receivable from clearing organization		(7,751)
Prepaid expenses		(20,994)
Accounts payable		(2,132)
Accrued liabilities		445,230
Other assets		(22,143)
Total adjustments		392,307
Net cash provided by operating activities		632,860
Cash flows from financing activities:		
Distribution to stockholder		(120,600)
Net change in cash		512,260
Cash at beginning		462,016
Cash at end	$	974,276

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of buying and selling securities and private placement offerings. The Company is registered under Rule 15c3-3(k)(2)(ii) which represents that funds and securities belonging to the Company's customers will be processed by a correspondent broker-dealer ("clearing organization"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is a wholly owned subsidiary of Hart Securities Corporation (Parent).

Basis of Presentation

During 2007, the Company changed its year-end from September 30 to December 31. Consequently, the financial statements reflect the financial position as of December 31, 2007 and the results of operations, changes in stockholder's equity and cash flows for the fifteen month period ended.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash

Cash consists of bank deposits and a money market fund. The Company considers all highly liquid investment with maturities of less than three months to be cash.

Note 1 Summary of Significant Accounting Policies (Continued)

Securities Transactions

Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contract settlement date are recorded net on the statements of financial condition. Commission revenue and related expenses on transactions executed, but not settled, were $22,936 December 31, 2007.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis.

Furniture and Equipment

Furniture and equipment are valued at cost. Depreciation is computed on the accelerated method over the estimated useful lives of the assets. Depreciation expense charged to operations was $1,140 for the fifteen months ended December 31, 2007.

Income Taxes

The stockholders of the parent company have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income (nor is it allowed a net operating loss carryback or carryover as a deduction). Instead, the stockholders report on their personal income tax returns their proportionate share of the Company's taxable income (or loss) and tax credits. No provision has been made for corporate income taxes.

Advertising

The Company expenses advertising costs as incurred.

Note 2 Receivable From Clearing Organization

The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing organization is related to the aforementioned transactions. The Company is required to maintain a $18,000 deposit with the organization to collateralize certain transactions.

Note 3 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 Concentration of Credit Risk

Financial instruments that subject the Company to possible credit risk consist principally of accounts receivable and cash deposits in excess of insured limits.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2007, the Company had $910,000 in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Note 5 Operating Lease

The Company entered into an operating lease agreement for its office facilities. The lease provides for annual rent increases and expires in July 2013. The Company is required to pay a proportionate share of operating costs in addition to the monthly base rent. For financial statement purposes, the rent expense is recognized on a straight-line basis over the lease term. Rent and related expenses for the fifteen months ended December 31, 2007, was $112,940.

Future minimum lease payments by year under a noncancelable operating lease agreement with a remaining term in excess of one year are as follows:

Note 5 Operating Lease (Continued)

December 31,		
2008	$	37,115
2009		39,246
2010		41,376
2011		43,507
2012		45,638
Thereafter		27,347
Total	$	234,229

Note 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the rate of aggregate indebtedness of net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $435,951 which was $335,951 in excess of its required net capital of $100,000. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 1.30 to 1.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2007 and 2006, FOCUS filings. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

Note 7 401(k) Plan

The Company sponsors a 401(k) plan covering all employees who have completed one year of service and attained age 21. The Company contributes to the plan by making discretionary contributions, plus safe harbor matching employee contributions, of up to 4% of compensation. The total employer contributions charged to operations under the plan was $301,077 for the fifteen months ended December 31, 2007.

Additional Information

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Net capital:		
Total stockholder's equity	$	512,672
Non-allowed assets and/or charges:		
Furniture and equipment		981
Non-allowable receivable		2,550
Prepaid expenses and other assets		61,345
Total non-allowed assets and/or charges		64,876
Net capital before haircuts on securities		447,796
Haircuts on securities:		(11,845)
Total net capital	$	435,951
Aggregate indebtedness:		
Accrued commission	$	397,238
Other accrued liabilities		170,178
Total aggregate indebtedness	$	567,416
Net capital requirement, greater of:		
6.67% of aggregate indebtedness	$	37,847
Minimum dollar requirement		100,000
Net capital requirement		100,000
Excess net capital	$	335,951
Ratio of aggregate indebtedness to net capital		1.3 to 1.0

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

EXEMPTIVE PROVISION

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

WIPFLi LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS

To the Stockholder
Van Clemens & Co, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Van Clemens & Co, Inc. as of and for the fifteen months ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-1 3
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the-first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 25, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

St. Paul, Minnesota
February 25, 2008

END